SECURITIES AND EXCHANGE COMMISSION

06009677

AB 8/9

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 40756

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Conifer Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Ferry Building, Suite 255
(No. and Street)

San Francisco	CA	94111
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lallman, Feltman, Peterson, & Co., P.A.
(Name – *if individual, state last, first, middle name*)

P.O. Box 989	Ketchum	ID	83340
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
AUG 21 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

8/18

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Mark Friesen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Conifer Securities, LLC, as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Vice President of Finance

Title

Notary Public

TAYLOR STAPLETON
COMM. #1628332
NOTARY PUBLIC - CALIFORNIA
SAN FRANCISCO COUNTY
COMM. EXPIRES DEC. 9, 2009

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONIFER SECURITIES, LLC

FINANCIAL STATEMENTS
WITH
AUDITOR'S REPORT THEREON

***** **PUBLIC COPY** *****

DECEMBER 31, 2005

CONIFER SECURITIES, LLC

TABLE OF CONTENTS

Independent Auditor's Report .... Page 1

Statement of Financial Condition .... Page 2

Notes to Financial Statements .... Pages 3 - 7

LALLMAN, FELTMAN
PETERSON & COMPANY, P.A.
Certified Public Accountants

Dennis Lallman
Mike Feltman
Greg Peterson
Tyler Felton
Tim Hamilton
Ken Pierce

INDEPENDENT AUDITOR'S REPORT

February 13, 2006

Conifer Securities, LLC
San Francisco, California

We have audited the accompanying statement of financial condition of Conifer Securities, LLC as of December 31, 2005 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Conifer Securities, LLC as of December 31, 2005 in conformity with accounting principles generally accepted in the United States of America.

LALLMAN, FELTMAN, PETERSON & COMPANY, P.A.

Lallman, Feltman, Peterson & Company, P.A.

100 South Leadville Avenue, Second Floor
Post Office Box 989 Ketchum, Idaho 83340
(208) 726.7500 Facsimile (208) 726.8623 www.LFPCO.com

CONIFER SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2005

ASSETS

ASSETS:		
Cash and cash equivalents	$	1,827,172
Deposits with clearing broker/dealers (cash of $299,442 and securities with a market value of $70,539 and cost of $86,543)		369,981
Receivables from broker/dealers		2,411,414
Furniture, equipment, and leasehold improvements, net of accumulated depreciation of $1,612,383		1,257,280
Other		1,353,355
TOTAL ASSETS	$	7,219,202

LIABILITIES AND MEMBERS' CAPITAL

LIABILITIES:		
Accounts payable	$	1,769,240
Payable to broker/dealers		353,688
Other		124,713
TOTAL LIABILITIES		2,247,641
MEMBERS' CAPITAL		4,971,561
TOTAL LIABILITIES AND MEMBERS' CAPITAL	$	7,219,202

See Accompanying Notes to the Statement of Financial Condition.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(A) Description of Operations

The financial statements are prepared on the accrual basis of accounting and include the accounts of Conifer Securities, LLC, a limited liability company, (the Firm). The fiscal year of the Firm is the calendar year and operations commenced on March 16, 1989. Under its current operating agreement, the Firm will continue to operate until December 31, 2010 unless the members elect otherwise.

The Firm is a broker/dealer in securities who provides exceptional corporate services, quality execution, investment selection, brokerage processing and full back office support to a select group of investment managers, independent research analysts and private clients. The Firm's primary office is in San Francisco and maintains secondary offices in New York City, as well as various other locations in the west.

The Firm introduces all of its trades, on a fully-disclosed basis, to other broker/dealers and is therefore exempt from SEC Rule 15c3-3 under provisions provided for in subparagraph (k)(2)(ii).

The Firm recognizes all income and expenses relating to security transactions on a trade date basis and the net realized gain or loss on sales of securities is determined on a first-in, first-out (FIFO) cost basis.

(B) Cash and cash equivalents

For purposes of the statements of financial condition and cash flows, cash and cash equivalents are defined as all checking, and money market accounts deposited with commercial banks. Deposits held by commercial banks are in excess of federally insured limits.

(C) Valuation of Marketable Securities

Marketable securities are valued at quoted market prices. These securities consist principally of corporate stocks traded on U.S. exchanges.

(D) Receivables from Broker/Dealers

The Firm's receivable from broker/dealers consists primarily of amounts due from other broker/dealers for trades executed and cleared by these other broker/dealers. These amounts due from other broker/dealers are typically received shortly after the accounting period in which they are recorded and the Firm has not experienced any significant uncollectible accounts receivable.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(E) Furniture, Equipment and Leasehold Improvements

Assets classified as furniture, equipment, and leasehold improvements are shown at historical cost and are being depreciated over their estimated useful lives of five to ten years using straight-line methods.

(F) Income Taxes

The financial statements do not reflect a provision or liability for federal or state income taxes since under the Internal Revenue Code, a Limited Liability Company is a reporting entity only. The individual Members report their distributive share of the Firm's income and credits on each member's individual tax return. However, certain states and New York City in which the Firm operates impose fees and taxes at the partnership level.

(G) Non-marketable Securities

Periodically, the Firm purchases securities, which are not traded on an open exchange. It is the Firm's policy to carry these securities at cost until a market value is established or identifies events or change in circumstances that may have a significant adverse effect on the valuation of these securities. At December 31, 2005, the Firm owned various warrants and preferred stock in Futuretrade Technologies, Inc. which are carried at their cost basis of $355,726. In addition, the Firm owns warrants to purchase common stock of NASDAQ, these warrants are carried at their cost basis of $86,543.

NOTE 2 - USE OF ACCOUNTING ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the financial statements. Actual results could differ from those estimates.

NOTE 3 – MEMBERS' EQUITY

The Firm is a limited liability company and, as such, no Member shall have any personal liability to the Firm, any other Member or to any creditor of the Firm for the debts of the Firm beyond the amount contributed by the Member to the Firm.

The Firm has three active classes of Members; Class A, Class B, and Class C. The principal differences between the three classes are that Class B Members may only be terminated from the Firm by the death of their principals and Class C Members only receive company profits of 7% of their capital balances before distributions to Class A and B Members.

NOTE 3 – MEMBERS' EQUITY (Continued)

At December 31, 2005, Class A Members had $2,999,000 of the members' capital and received approximately 62% of the profits of the Firm, Class B members had $1,604,000 of the members' capital and received approximately 35% of the profits, and Class C members had $368,000 of the members' capital and received 3% of the profits.

The Firm has entered into an agreement with a Class A member which grants this member the option of purchasing up to 35 points of Class A interests, as defined by this agreement and the operating agreement. This member purchased 2 points in 2005 and the remaining options vest as follows: January, 2006 – 5 points; January, 2007 – 14 points; and, January, 2008 – 14 points.

Also see Note 5.

NOTE 4 - COMMITMENTS AND CONTINGENCIES

In 2004, the Firm entered into a new lease for its San Francisco office space with Ferry Building Associates, LLC. The terms of this lease call for annual base rent of $1,773,595 until the initial lease expires February 2011 and contains one option to renew the lease for an additional five years at the prevailing market rates in effect at that time. In addition to the base rent amount, the Firm will also pay its pro-rata share of the increase of the building's general expenses. In connection with this lease, the Firm also entered into an agreement with City National Bank for an irrevocable standby letter of credit for $611,862, which expires June 15, 2011, which acts as a security deposit to the landlord.

In 2004, the Firm also entered into a new lease for its New York office space with Sage Realty Corporation, LLC. The terms of this lease call for annual base rent of $351,250 until the lease expires December 31, 2011. In connection with this lease, the Firm has entered into an agreement with City National Bank for an irrevocable standby letter of credit for $87,813, which expires March 31, 2012, which acts as a security deposit to the landlord. During 2005, the Firm amended their lease with Sage Realty Corporation in order to take on additional space. The increase in rent amounts to $136,050 per annum. In January of 2006, the Firm entered into a lease with Alexandra Investment Management, Ltd for additional space in New York. The terms of this lease call for annual base rent of $667,800 for the first four years of the lease. After the fourth year the annual base rent increases to $693,000 until the lease expires in October 31, 2013.

The Firm has entered into several operating lease arrangement for various equipment and furniture, which call for monthly payments of $6,700. At the end of these leases, the Firm may purchase these assets for their fair market value.

NOTE 4 - COMMITMENTS AND CONTINGENCIES (Continued)

The minimum lease payments due under the terms of these lease agreements for the next five years are $2,808,000 (2006); $3,006,000 (2007); $2,976,000 (2008); $2,976,000 (2009); and $2,993,000 (2010).

In the ordinary course of business, the Firm regularly enters into agreements for the use of quotation, trading, and other services. These agreements are typically for periods of one year or less.

NOTE 5 - NET CAPITAL REQUIREMENTS

The Firm is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which, among other items, requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. These rules also restrict the timing and amounts of capital withdrawals or dividends paid. The Firm has consistently operated in excess of the minimum net capital requirements imposed by these rules.

NOTE 6 - PROFIT SHARING 401(k) PLAN

The Firm has adopted a Profit Sharing 401(k) Plan. The Plan is a defined contribution plan which provides for voluntary employee contributions as well as discretionary matching allocations by the employer as set forth by the Plan. The Plan covers substantially all full-time employees who meet the Plan's eligibility requirements as defined by the Plan. As of December 31, 2005, no employer contributions had been made to the Plan.

NOTE 7 - CONCENTRATIONS AND OFF-BALANCE-SHEET RISK

(A) Concentrations

Substantially all of the amounts receivable from brokers and dealers are due from Jefferies & Company Incorporated. Cash and securities deposited with clearing brokers and dealers are held primarily by Jefferies & Company, Incorporated. The amounts shown as cash and cash equivalents are held by two banks and are in excess of the FDIC insured limits.

NOTE 7 - CONCENTRATIONS AND OFF-BALANCE-SHEET RISK (Continued)

The Firm's customers consist principally of select individuals and investment advisor companies controlled by employees of the Firm. Commissions earned from entities related to one of these investment advisor companies represented approximately 28% of the Firm's gross revenue for the year. Commission and floor brokerage expenses relating to this company amounted to approximately 27% of the Firm's total commissions and floor brokerage expenses and the Firm incurred approximately $3,200,000 of operating costs directly in relation to this company.

(B) Credit Risk

As a securities broker/dealer, the Firm is engaged in various trading and brokerage activities. These services are provided to a small group of investors. A portion of the Firm's securities transactions are collateralized and executed with and on behalf of other institutional investors, including other brokers and dealers. In the event counterparties do not fulfill their obligations, the Firm may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the financial instrument.

Securities sold short by the Firm may give rise to off-balance sheet risk. These transactions involve an obligation to purchase such securities at a future date. The Firm records these obligations at the market value of these securities. Should the securities rise in value, it may be necessary to purchase these securities at a cost in excess of the obligation reflected in the financial statements.

Periodically, the Firm is a party to option contracts. Option contracts are contractual agreements that give the purchaser the right, but not the obligation, to purchase or sell a financial instrument at a predetermined exercise price. In return for this right, the purchaser pays a premium to the seller of the option. Premiums received on option contracts sold and premiums paid on option contracts purchased are adjusted to the carrying amount of those instruments in the financial statements. The Firm is exposed to off-balance sheet market risk related to written option contracts due to the possibility of unfavorable price changes.